EXHIBIT 99.1

Yamana Gold Announces a Further 25% Dividend Increase and Establishes a New Dividend Policy to Ensure the Sustainability of Dividends

TORONTO, Dec. 16, 2019 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) announces several changes in its dividend and the establishment of a new dividend policy.

Dividend to Increase by Another 25%

The Company announces an additional 25% dividend increase to $0.05 per share annually, effective for the first quarter of 2020. This follows the 100% increase in dividends declared in the third quarter of 2019, thereby representing a 125% increase in dividends since the third quarter of 2019.

These initial two increases are part of a gradual and progressive approach to dividend increases as the Company’s cash balances continue to grow from increasing free cash flow1 and successful and continuing initiatives to monetize its portfolio of non-producing assets and financial instruments.

Reporting Dividends Per Production GEO

Along with other manners of reporting dividends, the Company will begin to report dividends on a per gold equivalent ounce (“GEO”)2 of production basis with the latest increase bringing the dividend level to $50 per GEO2 with room for further increases.

Sustainability of Dividends and Cash Reserve Fund

The Company sees dividends as a return on investment to shareholders that stems from disciplined management of financial resources and capital allocation. The Company considers it normal course that as margins increase, it should be able to manage and reinvest in its business, fund its obligations and improve its balance sheet, and have residual cash available to pay and increase dividends.

Further, dividends should be sustainable at any level, including after increasing to a new level. Recognizing that the gold price is not within the Company’s control, the Company has implemented a policy establishing a cash reserve fund that will be available to be drawn upon, if required, were the gold price to decline and negatively impact margins over a longer period of time.

While the balance in the cash reserve fund would change from time to time, the Company intends to maintain a balance that can support the current or any future increased dividend for a minimum period, which may vary from time to time but is intended to be no less than three years, independent of prevailing gold prices.

While the Company is and expects to continue to generate cash flow that will create and augment the cash reserve fund, the Company is also advancing multiple monetization initiatives that will generate additional cash, some or all of which would further support the cash reserve fund.

$900 Million of Dividends Paid to Date

The Company has paid dividends consistently through twelve of its sixteen-year history since declaring its first dividend in 2007. The Company was in its initial capital spending and development phase from 2003 to 2006.

In the twelve-year period since 2007, the Company has paid more than $900 million in dividends, which is industry leading for the same period. The Company views the payment of dividends as an important mechanism to manage its capital base and maximize returns for shareholders.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

End Notes

  The Company uses the financial measure "Net Free Cash Flow" and "Free Cash Flow", which are non-GAAP financial measures, to supplement information in its Consolidated Financial Statements. Net Free Cash Flow and Free Cash Flow do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash or to meet dividends and debt repayments. The presentation of Net Free Cash Flow and Free Cash Flow are not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net Free Cash Flow is calculated as cash flows from operating activities of continuing operations adjusted for advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period. Free Cash Flow further deducts remaining capital expenditures and payments for lease obligations.

  GEO includes gold plus silver with silver converted to a gold equivalent at a ratio of 86.79:1 for the third quarter. The GEO ratio is calculated based on average market prices.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s proposed changes to its dividend policy and dividend reporting, the implementation of a cash reserve fund in order to sustain dividend level independent of gold prices, the Company’s expectation that it will continue to generate cash flow and execute on monetization initiatives, some of which will support the cash reserve fund. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include unforeseen impacts on cash flow, monetization initiatives, and available residual cash, an inability to maintain a cash reserve fund balance that can support current or future dividend increases, and other risk factors discussed in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s proposed changes to its dividend policy and payment of dividends and may not be appropriate for other purposes.

(All amounts are expressed in United States dollars unless otherwise indicated)